SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1 )*

                         QUEEN SAND RESOURCES, INC.
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                              (Name of Issuer)

                  Common Stock, $.0015 par value per share
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                       (Title of Class of Securities)

                                  74792710
                                ------------
                               (CUSIP Number)

                              December 31, 1998
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G
CUSIP NO. 74792710                                                Page 2 of 8
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     JNC Opportunity Fund Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]

     (See Item 6)                                      (b)  [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
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  NUMBER OF              SOLE VOTING POWER
                    5
   SHARES                3,133,153 (See Item 4)
               -------------------------------------------------------------
BENEFICIALLY             SHARED VOTING POWER
                    6
OWNED BY EACH            -0-
               -------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
  REPORTING         7
                         3,133,153 (See Item 4)
               -------------------------------------------------------------
 PERSON WITH             SHARED DISPOSITIVE POWER
                    8
                         -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,133,153 (See Item 4)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

     SHARES *                                                    [  ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.68% (See Item 4)
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12   TYPE OF REPORTING PERSON*

     CO
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* SEE INSTRUCTIONS BEFORE FILLING OUT!
                                SCHEDULE 13G
CUSIP NO. 74792710                                                Page 3 of 8
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Diversified Strategies Fund, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [X]

     (See Item 6)                                           (b)  [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
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 NUMBER OF               SOLE VOTING POWER
                    5
  SHARES                 76,132 (See Item 4)
               -------------------------------------------------------------
BENEFICIALLY             SHARED VOTING POWER
                    6
   OWNED                 -0-
               -------------------------------------------------------------
  BY EACH                SOLE DISPOSITIVE POWER
                    7
 REPORTING               76,132 (See Item 4)
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                    8    SHARED DISPOSITIVE POWER
PERSON WITH
                         -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,132 (See Item 4)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES *                         [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .25% (See Item 4)
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12   TYPE OF REPORTING PERSON*

     PN
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* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:
               Queen Sand Resources, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:
               3500 Oak Lawn, Suite 380
               Dallas, Texas 75219-4398.

Item 2(a).     Name of Persons Filing:
               JNC Opportunity Fund Ltd. ("JNC")
               Diversified Strategies Fund, L.P. ("DSF")

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               JNC Opportunity Fund Ltd.
               c/o Olympia Capital (Cayman) Ltd.
               Williams House, 20 Reid Street
               Hamilton HM11, Bermuda.

               Diversified Strategies Fund, L.P.
               108 South Madison Avenue
               Louisville, Kentucky 40423

Item 2(c).     Citizenship:
               JNC - Cayman Islands.

               DSF - Illinois

Item 2(d).     Title of Class of Securities:
               Common Stock, par value $.0015 per share, of the Company ("Common Stock").

Item 2(e).     CUSIP Number:
               74792710.

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
          (e) [ ] An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                 Page 4 of 8

          If this statement is filed pursuant to Rule 13d-1(c), check this
          box.                [X]

Item 4.   Ownership.
          Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

          (a)  Amount beneficially owned:
               JNC - 3,133,153 shares of Common Stock*

               DSF - 76,132 shares of Common Stock**

          (b)  Percent of class:
               JNC - 9.68% (based on 30,333,612 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1998).

               DSF - .25% (based on 30,333,612 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1998).


          (c)  Number of shares to which JNC has:

               (i)   Sole power to vote or direct the vote:
                     3,133,153 shares of Common Stock*

               (ii)  Shared power to vote or direct the vote:
                     0

               (iii) Sole power to dispose or to direct the disposition of:
                     3,133,153 shares of Common Stock*

               (iv)  Shared power to dispose of or direct the disposition of:

                     0

               Number of shares to which DSF has:

-----------
* Includes (i) 1,085,616, shares of Common Stock held by the JNC Opportunity Fund Ltd., (ii) 364,500 shares of Common Stock issuable upon exercise of warrants held by JNC Opportunity Fund Ltd. and (iii) 1,683,037 shares of Common Stock issuable upon assumed exercise on December 31, 1998 of repricing rights held by JNC Opportunity Fund Ltd. entitling the acquisition of Repricing Shares (however, the actual number of shares of Common Stock issuable as Repricing Shares will fluctuate with the price of the Common Stock and cannot be definitively determined at this time).


------------
** Includes (i) 25,817, shares of Common Stock held by the Diversified Strategies Fund, L.P., (ii) 10,500 shares of Common Stock issuable upon exercise of warrants held by the Diversified Strategies Fund, L.P. and
     (iii) 39,815 shares of Common Stock issuable upon assumed exercise on December 31, 1998 of repricing rights held by Diversified Strategies Fund, L.P. entitling the acquisition of Repricing Shares (however, the actual number of shares of Common Stock issuable as Repricing Shares will fluctuate with the price of the Common Stock and cannot be definitively determined at this time).

               (i)   Sole power to vote or direct the vote:
                     76,132 shares of Common Stock***

               (ii)  Shared power to vote or direct the vote:
                     0

               (iii) Sole power to dispose or to direct the disposition of:
                     76,132 shares of Common Stock***

               (iv)  Shared power to dispose of or direct the disposition of:
                     0

Item 5.   Ownership of Five Percent or Less of a Class:
          JNC - Not applicable.

          DSF - Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          Encore Capital Management, L.L.C., a Delaware limited liability company located at 12007 Sunrise Valley Drive, Suite 460, Reston, VA 20191 ("Encore"), is the investment advisor to JNC. As such, it has the power, subject to ultimate approval by JNC, to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein by JNC. Encore also serves as investment advisor to DSF pursuant to which, subject to ultimate approval by DSF, Encore may direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein by DSF. As a result of Encore's role as adviser to each of JNC and DSF with respect to the investment in the Company to which this report relates, DSF and JNC are filing this report together.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
          JNC - Not applicable.

          DSF - Not applicable.

Item 8. Identification and Classification of Members of the Group. JNC - Not applicable.

          DSF - Not applicable.


--------------
*** Includes (i) 25,817, shares of Common Stock held by the Diversified Strategies Fund, L.P., (ii) 10,500 shares of Common Stock issuable upon exercise of warrants held by the Diversified Strategies Fund, L.P. and
     (iii) 39,815 shares of Common Stock issuable upon assumed exercise on December 31, 1998 of repricing rights held by Diversified Strategies Fund, L.P. entitling the acquisition of Repricing Shares (however, the actual number of shares of Common Stock issuable as Repricing Shares will fluctuate with the price of the Common Stock and cannot be definitively determined at this time).

Item 9.   Notice of Dissolution of a Group.
          JNC - Not applicable.

          DSF - Not applicable.

Item 10.  Certification.

          By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February __, 1999


JNC Opportunity Fund Ltd.

     By: Encore Capital Management, L.L.C., its
          Investment Advisor


     By: /s/  Neil T. Chau
         ------------------------------------------
         Neil T. Chau, Managing Member


Diversified Strategies Fund, L.P.

     By:  Encore Capital Management, L.L.C., its
           Investment Advisor


     By: /s/  Neil T. Chau
         ------------------------------------------
         Neil T. Chau, Managing Member